P.E. 2/20/02

02016041

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 20, 2002

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36o andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains a copy of the Company's press release dated February 19, 2002.

CSN

for immediate release

For further information, contact:

José Marcos Treiger
CSN – Investor Relations General Manager
+55 21 2586 1442
jmtreiger@csn.com.br
www.csn.com.br

Patrick Kilhaney
Citigate Dewe Rogerson, NY
+1 (212) 419-8308
patrick.kilhaney@citigatedr-ny.com
www.latamsource.com

CSN COMMENTS ON ITS EMPLOYEES' PENSION FUND (CBS) RESERVES

(Rio de Janeiro, Brazil, February 19, 2002) – Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) informs that, according to its Brazilian GAAP financial statements (Note 24 – Pension Fund), CBS Previdência (CSN's employees pension fund), sponsored mainly by CSN, had a total accrued pension cost liability of R$446.9 million on September 30, 2001. This amount, according to the Company's 2000 US GAAP financial statements, is registered as "Employees post-retirement benefits", a long-term liability, detailed in note 14.

Although not officially notified by SPC – *Secretaria de Previdência Complementar* (Government Secretariat for Supplementary Social Security), CSN would like to inform that as explained in the above mentioned notes, the Company's proposal to ensure the ability to fund CBS's reserve shortages was approved by SPC in 1996. According to this agreement, and considering the concept of joint responsibility of the participants and CSN, this shortage has been amortized since then, following the at that time established ratio of 57.5% in 30 years by the sponsors, and 42.5% in 35 years by the participants, by means of increasing percentages applied to the payroll.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,000,000 tonnes of crude steel and gross revenues of R$3.9 billion reported in 2000, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

SID Listed NYSE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________________

Name: Lauro Campos Rezende

Title: Principal Financial Officer

Dated: February 20, 2002